U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

USA

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Santander UK Group Holdings plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on 10 March, 2020. The disclosure can be found under the heading “Shareholder information—Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act” in the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

Santander UK Group Holdings plc

By:	/s/ Nathan Bostock
Name:	Nathan Bostock
Title:	Chief Executive Officer

Santander UK Group Holdings plc. Registered Office: 2 Triton Square, Regent’s Place, London, NW1 3AN, United Kingdom. Registered Number 8700698. Registered in England and Wales. Santander and the flame logo are registered trademarks.